Alliant Energy Corporation
Worldwide Headquarters
4902 North Biltmore Lane
P.O. Box 77007
Madison, WI 53707-1007

Office: 1.800.862.6222
www.alliantenergy.com

December 14, 2005

Mr. Jim Allegretto, Senior Assistant Chief Accountant and

Mr. Anthony Watson, Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Alliant Energy Corporation
Form 10-K for Fiscal Year Ended Dec. 31, 2004
Form 10-Q for Fiscal Quarter Ended Sep. 30, 2005
Filed March 4, 2005 and Nov. 8, 2005
File No. 1-9894

Dear Messrs. Allegretto and Watson:

This letter responds to the comments which you provided to Alliant Energy Corporation (Alliant Energy) in a letter dated Nov. 18, 2005, regarding the above-referenced filings.

In responding to your comments, Alliant Energy acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (Commission) from taking any action with respect to the filings; and (iii) Alliant Energy may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, each of the Staff’s comments is set forth below and followed by the response of Alliant Energy.

Form 10-K for Fiscal Year Ended Dec. 31, 2004, filed March 4, 2005

Notes to Consolidated Financial Statements, page 62

Note 1(c) Regulatory Assets and Liabilities, page 63

1. You disclose regulatory assets not earning a return. We presume such assets are included in rates but with no return. If otherwise, please supplementally explain. If so, please disclose the weighted average remaining life of regulatory assets not earning a return. You may also want to clarify whether regulatory assets not requiring the outlay of cash are included in your numerical disclosure of non-earning regulatory assets. Finally, tell us whether regulatory liabilities, that provide a source of interest free funds, reduce rate base. If so, we believe you should clarify such in future filings since such information is useful in analyzing the rate environment of the entity.

Response – Your presumption that regulatory assets not earning returns are included in rates but with no return is correct. The carrying costs of the regulatory assets not earning a return are borne by Alliant Energy’s shareowners and are not recovered in rates. At Dec. 31, 2004, the weighted average remaining amortization periods for regulatory assets not earning a return were approximately 14 years and 4 years for Interstate Power and Light Company (IPL) and Wisconsin Power and Light Company (WPL), respectively. IPL and WPL are both subsidiaries of Alliant Energy. Alliant Energy will disclose the weighted average remaining life of regulatory assets not earning a return in future filings if such information is deemed to be material. All of the regulatory assets not earning a return required an outlay of cash.

Regulatory liabilities related to cost of removal obligations reduce rate base. A significant portion of the remaining regulatory liabilities are not used to reduce rate base. In future filings, Alliant Energy will include expanded disclosures regarding the rate base treatment of significant regulatory liabilities.

2. Please explain to us the nature of the ARO regulatory asset. Given the existence of the “cost of removal obligation” regulatory liability, tell us why you have a regulatory asset associated with your legal obligation and a liability for non-legal removal obligations. In short, how did you associate the portion of amounts collected for legal and non-legal removal with the associated legal and non-legal obligation. In this regard, show us your computation of the legal liability for IPL, WPL and WPC and the entries you made to adopt SFAS no. 143 and record the regulatory liability associated with asset closure. Show us how you determined the amount you were collecting in rates associated with each plant or type of plant. We presume there was no income statement impact of the adoption of Statement no. 143 for IPL and WPL but WPC was the sole reason for Alliant’s 2001 cumulative effect charge. If otherwise, please explain. Please be detailed in your explanation reconciling financial statement balances and related disclosures when practicable.

Response - The scope of Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations (AROs)” (SFAS 143) as it related to Alliant Energy primarily included nuclear decommissioning costs for IPL’s interest in the Duane Arnold Energy Center (DAEC) and WPL’s interest in the Kewaunee Nuclear Power Plant (Kewaunee). Other than DAEC and Kewaunee, Alliant Energy’s AROs were not significant at the date of adoption of SFAS 143 (i.e., Jan. 1, 2003). Alliant Energy also notes that WPL sold its interest in Kewaunee in the third quarter of 2005 and upon the sale closing, the buyer assumed responsibility for the eventual decommissioning of Kewaunee. IPL is in the process of selling its interest in DAEC and currently expects such sale to close no later than January 2006. IPL’s sales agreement for DAEC also contemplates that the buyer will assume responsibility for the eventual decommissioning of DAEC.

The ARO regulatory asset for IPL and WPL reflects the regulatory treatment, authorized by the applicable regulatory agencies, for depreciation and accretion expenses related to DAEC and Kewaunee that were recorded in accordance with SFAS 143 and have not yet been recovered in rates. Regulatory liabilities related to cost of removal obligations reflect other future removal costs that IPL and WPL have collected in rates that do not have an associated legal ARO. IPL and WPL recognize a regulatory liability for the estimated amounts they have collected in rates to date for these other future removal costs less amounts spent on these removal activities to date.

The amounts collected in rates for both legal and non-legal removal obligations are determined by the Federal Energy Regulatory Commission (FERC) and the state regulatory commissions having jurisdiction over Alliant Energy’s domestic utility wholesale and retail rates. Please refer to Note 11(f) of Alliant Energy’s Notes to Consolidated Financial Statements included in its 2004 Form 10-K for assumptions used by regulators to determine the level of recovery of decommissioning costs related to DAEC and Kewaunee.

Included within the estimated total decommissioning costs for DAEC and Kewaunee were costs to terminate the operating license of these nuclear plants.  IPL and WPL determined that the costs to terminate the operating licenses of these nuclear facilities were the only legal obligations, as defined by SFAS 143, associated with decommissioning these nuclear facilities. Therefore, only costs to terminate the operating licenses of these nuclear facilities were reflected in Alliant Energy’s ARO.  The calculation to estimate the legal obligation portion of the decommissioning costs collected in rates was determined for each nuclear facility by taking the anticipated cost to terminate each operating license divided by the anticipated total costs to decommission each facility multiplied by the total decommissioning collections received from customers as of the date of adoption of SFAS 143 for each facility.

As part of its adoption of SFAS 143 in 2003, IPL recorded the following entries related to the ARO associated with certain decommissioning costs for DAEC (in millions).

Account	Dr.	Cr.
Electric plant in service	$30.3
ARO		$30.3
Recognize present value of the ARO at the date DAEC was placed into service

Other assets - regulatory assets	$20.2
Accumulated depreciation		$20.2
Recognize depreciation of electric plant in service in previous entry from the date DAEC was placed in service through the date of adoption of SFAS 143

Other assets - regulatory assets	$149.3
ARO		$149.3
Recognize accretion of the ARO from the date DAEC was placed in service through the date of adoption of SFAS 143

Other long-term liabilities – cost of removal obligations	$121.2
Other assets - regulatory assets		$121.2
Reclass decommissioning costs collected from customers through the date of adoption of SFAS 143 that related to termination of the operating license of DAEC

As part of its adoption of SFAS 143 in 2003, WPL recorded the following entries related to the ARO associated with certain decommissioning costs for Kewaunee (in millions).

Account	Dr.	Cr.
Electric plant in service	$24.1
ARO		$24.1
Recognize present value of the ARO at the date Kewaunee was placed into service

Other assets - regulatory assets	$15.0
Accumulated depreciation		$15.0
Recognize depreciation of electric plant in service in previous entry from the date Kewaunee was placed in service through the date of adoption of SFAS 143

Other assets - regulatory assets	$150.3
ARO		$150.3
Recognize accretion of the ARO from the date Kewaunee was placed in service through the date of adoption of SFAS 143

Other long-term liabilities – cost of removal obligations	$163.2
Other assets - regulatory assets		$163.2
Reclass decommissioning costs collected from customers through the date of adoption of SFAS 143 that related to termination of the operating license of Kewaunee

As part of its adoption of SFAS 143 in 2003, Whiting Petroleum Corporation (WPC) recorded the following entries related to the ARO associated with plugging and abandoning its oil and gas wells (in millions).

Account	Dr.	Cr.
Cum. effect of change in acctg. principle, net of tax	$3.9
Deferred tax asset	$2.4
Oil and gas properties - Proved property costs	$10.1
ARO		$16.4
Record ARO at adoption of SFAS 143

Please note that the assets and liabilities recorded by WPC above were reflected as “Assets held for sale” and “Liabilities held for sale” on Alliant Energy’s Consolidated Balance Sheet following Alliant Energy’s commitment to sell its interest in WPC in November 2002. Alliant Energy sold the majority of its interest in WPC in 2003 and its remaining interest in 2004.

Alliant Energy recorded a $6.0 million loss for the year ended Dec. 31, 2003 in “Cumulative effect of changes in accounting principles, net of tax” in its Consolidated Statements of Income. This loss included $2.1 million related to the impact of adopting EITF Issue 02-3 and $3.9 million related to the impact of adopting SFAS No. 143. The entire $3.9 million related to ARO at WPC and there was no income statement impact for WPL or IPL given the regulatory treatment outlined above.

Note 3 Leases, page 68

3. Please provide us with your analysis you performed in applying FIN 46(R) in fiscal year 2004 with respect to your various synthetic leases and tell us in detail why they did not meet the consolidation requirements of FIN 46(R). Please ensure we understand whether you believe the synthetic leases are scoped out of FIN 46R, and if so, why, and if not, how you considered the guarantees and/or other forms of subordinated financial support you provide to these entities in your FIN 46R analysis.

Response - Alliant Energy evaluated each of its synthetic leases under paragraph 5 of Financial Accounting Standards Board Interpretation No. 46R, “Consolidation of Variable Interest Entities” (FIN 46R) in order to determine if each was a variable interest entity. At Dec. 31, 2004, Alliant Energy’s synthetic leases included four different lessor entities, none of which qualified as variable interest entities under FIN 46R. As such, Alliant Energy’s synthetic leases were not subject to FIN 46R. There have not been any triggering events since the date of Alliant Energy’s original analysis that would require re-evaluation under FIN 46R of these synthetic leases.

For three of the lessor entities, such determination was based upon review of the third party financial confirmation letter received from each lessor indicating the equity at risk was sufficient to finance the activities of each entity without additional subordinated financial support and the equity investor had the obligation to absorb expected losses and the right to receive expected residual returns of each entity. The total equity investment at risk provided the holders of each investment with the characteristics of a controlling financial interest with a single class of equity. As a result, each lessor entity was a wholly-owned subsidiary and consolidated by their equity holder and parent company, which was not Alliant Energy. Additionally, since no leased assets represented more than half of the fair value of the lessor entities’ assets, the residual value guarantees were not considered guarantees of the lessor entities’ equity in accordance with paragraph 12 of FIN 46R.

Alliant Energy determined, through its review of lease and associated documents, the fourth lessor entity was not a variable interest entity under FIN 46R since the equity at risk was sufficient to finance the entity’s activities without additional subordinated financial support, the equity investor had the ability to make decisions about the entity’s activities through voting rights and the equity investor had the obligation to absorb expected losses primarily attributable to credit losses and certain residual value losses and the right to receive expected residual returns if they occur. Additionally, there was a single equity investor resulting in proportionate voting rights.

4. We note that you are unable to obtain information in order to assess whether the counterparties on the Riverside plant tolling and RockGen plant purchased-power agreements are variable interest entities and the identity of the primary beneficiary. Please tell us whether you have any ownership interest either directly or indirectly, in either plant. If so, advise how the counterparties are able to keep such information away from your preview. If you are a non-stakeholder in either plant with only an interest to convert or purchase power, please advise how long you expect to utilize the information exception in FIN 46R and whether any attempt to modify the contract to allow you information to determine possible consolidation has occurred. We may have further comment.

Response - Alliant Energy does not have a direct or indirect ownership interest in either the Riverside or RockGen plants and has not made an attempt to modify these contracts to provide it the right to obtain the information required to determine whether the counterparties for these agreements are variable interest entities or if Alliant Energy is the primary beneficiary. Each quarterly reporting period since the date of adoption of FIN 46R, Alliant Energy has sent a written request to the counterparties of the Riverside and RockGen agreements to obtain this information. However, the counterparties have refused to provide this information each quarter. Alliant Energy expects to utilize the information exception of FIN 46R indefinitely or until information becomes available allowing it to complete its FIN 46R analysis related to these contracts.

Note 8, Debt (b) Long-Term Debt, page 77

5. All significant features of each issue of your long-term debt should be disclosed. This includes call prices and dates, sinking fund requirements or any significant covenant that could affect your liquidity in the event such covenant was violated. Please tell us such terms and note for future filings.

Response - Alliant Energy notes that in addition to the significant features of its long-term debt disclosed in Note 8(b) of Alliant Energy’s Notes to Consolidated Financial Statements in its 2004 Form 10-K, it also included various other significant features on its Consolidated Statements of Capitalization on page 60 of its Form 10-K. Additional details in response to the Staff’s comment are as follows.

Call prices and dates – At Dec. 31, 2004, Alliant Energy had certain issuances of long-term debt on its Consolidated Balance Sheet that contained optional redemption provisions which, if elected by Alliant Energy, could require material redemption premium payments by Alliant Energy. The redemption premium payments under these optional redemption provisions are variable and dependent on applicable treasury rates at the time of redemption. At Dec. 31, 2004, the debt issuances that contained these optional redemption provisions included Alliant Energy Resources, Inc.’s (Resources) senior notes due 2009 through 2013, IPL’s senior debentures due 2011 through 2034, WPL’s debentures due 2034 and Alliant Energy Corporate Services, Inc.’s (SERVCO) senior notes due 2008.

Sinking fund requirements – There were no significant sinking fund requirements related to the long-term term debt on Alliant Energy’s Consolidated Balance Sheet as of Dec. 31, 2004.

Covenants – At Dec. 31, 2004, Alliant Energy had certain issuances of long-term debt on its Consolidated Balance Sheet that contained covenants that required all of the following: i) Alliant Energy’s consolidated net worth to be at least $1.2 billion, ii) Alliant Energy’s consolidated debt-to-capital ratio to be no more than 70%, and iii) Alliant Energy’s consolidated interest coverage ratio to be at least 2.0x. At Dec. 31, 2004, the debt issuances that contained these covenants included Resources’ senior notes due 2013 and SERVCO’s senior notes due 2008. Alliant Energy believed the likelihood of these covenants affecting Alliant Energy’s liquidity was extremely remote and therefore deemed these covenants not significant. Alliant Energy also notes that the debt covenants included in its short-term credit facilities for debt-to-capital ratios and interest coverage were actually more restrictive than the same covenants in the long-term debt agreements noted here and Alliant Energy has been disclosing these covenants in the MD&A section of its periodic filings.

Alliant Energy will disclose all significant features of each material issue of its long-term debt in the financial statements of its future filings.

6. We have reviewed your responses to a staff comment letter in a memorandum dated June 5, 2003 relating to your Exchangeable Senior Notes due 2030. Please help us understand why the effective interest rate was high relative to Resource’s credit status at the issuance date and the maturity and standing of the Notes. We note that the embedded derivative was valued based on Black Scholes. Please advise why Black Scholes would be the most accurate model to estimate fair value of the derivative. In this regard, tell us how your bankers determined the pricing of the Notes and whether any other pricing models were used to determine the fair value of the imbedded call option. If so, tell us how such results compared to those produced subsequently by Black Scholes. Tell us the effective interest rate relating to the amount of interest income reported to the holders of the Notes for income tax purposes. Lastly, tell us how, and the related amounts, of the fluctuations in the fair value of the derivative liability were recognized in the income statement from adoption of SFAS no. 133 to the present.

Response - As noted in our previous response and in accordance with the accounting guidance included in SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133) and Accounting Principles Board Opinion No. 21, “Interest on Receivables and Payables” (APB 21), Alliant Energy calculated the effective interest rate for the Exchangeable Senior Notes due 2030 (Notes) as follows. First, Alliant Energy was required to split the value of the Notes between the debt component and the embedded derivative (written call option) component. In accordance with SFAS 133, Alliant Energy first determined the fair value of the written call option ($313 million) and then subtracted the fair value of the written call option from the net proceeds of the Notes ($390 million) to determine the carrying value of the debt component ($77 million). In accordance with APB 21, Alliant Energy then computed the effective interest rate of 26.8% by using the carrying value of the debt component of the Notes at the time of issuance ($77 million), the principal amount of the Notes ($402.5 million), the fixed quarterly interest payments of the Notes and the term of the Notes.

The method required by SFAS 133 to determine the carrying value of the debt component of the Notes resulted in a carrying value for the debt component that was lower than if the debt component of the Notes was issued on a stand-alone basis. This lower carrying value of the debt component of the Notes was the primary reason why the effective interest rate was high relative to Resources’ credit status at issuance date and the maturity and standing of the Notes.

Given there was no active market for this embedded option at the time the Notes were issued, Alliant Energy used an option valuation model to estimate the fair value of the embedded derivative. Based on discussions with its external advisors, Alliant Energy concluded Black Scholes was the most commonly applied option valuation model in the capital markets at the time the Notes were issued and represented the best estimate of how two willing parties would value this embedded derivative. The Notes were sold as a single security with pricing determined by market demand for the Notes at the time of their issuance. In the Rule 144A offering memorandum related to the Notes, neither Alliant Energy nor the initial purchasers of the Notes in the Rule 144A offering provided a separate valuation of the various components of the Notes.

For United States federal income tax purposes, the effective interest rate relating to the amount of interest income reported to the holders of the Notes is 9.49% per annum, compounded quarterly.

Pre-tax fluctuations in the fair value of the written call option embedded in the Notes were recognized in “Interest income and other” (previously disclosed as “Miscellaneous, net” in the Form 10-Ks for the calendar years ended Dec. 31, 2000, 2001, 2002 and 2003) in Alliant Energy’s Consolidated Statements of Income as follows:

Jul. 1, 2000 (date Alliant Energy adopted SFAS No. 133) through Dec. 31, 2000 - $101.8 million of income

Calendar year ended Dec. 31, 2001 - $181.6 million of income

Calendar year ended Dec. 31, 2002 - $0.4 million of income *

Calendar year ended Dec. 31, 2003 – No fluctuation in fair value *

Calendar year ended Dec. 31, 2004 – No fluctuation in fair value *

Nine months ended Sep. 30, 2005 – No fluctuation in fair value *

* The value of the embedded derivative component of the Notes was insignificant as a result of a significant decline in the value of the McLeod common stock given McLeod’s financial difficulties and ultimate bankruptcy filing in the first quarter of 2002.

7. With regard to the preceding comment, please explain to us in detail the current standing of the IRS position involving the capitalization of interest on such notes. Please ensure we understand the tax consequences of such capitalization. Our limited understanding is that if the IRS’s position is sustained, you will have a capital loss upon retirement as opposed to a current interest deduction. If this is correct then, at a minimum, quantification of your potential increased cash tax-related costs in your liquidity section should be presented to the extent material to your tax payments.

Response - As of September 30, 2005, Alliant Energy had recognized in its federal tax returns for 2000 through 2004, and expected to recognize in its federal tax return for 2005, the following interest deductions based on the comparable yield interest rate (9.49% effective interest rate discussed in the response to comment #6) of its Exchangeable Senior Notes due 2030 (Notes):

2000 – $35 million (includes interest paid of $26 million and contingent interest of $9 million)

2001 – $40 million (includes interest paid of $29 million and contingent interest of $11 million)

2002 – $40 million (includes interest paid of $29 million and contingent interest of $11 million)

2003 – $42 million (includes interest paid of $12 million and contingent interest of $30 million)

2004 – $46 million (includes interest paid of $10 million and contingent interest of $36 million)

2005 – $49 million (includes interest paid of $10 million and contingent interest of $39 million)

The Internal Revenue Service (IRS) has challenged the current interest deductions and taken the position that the interest calculated using the comparable yield interest rate must be capitalized into the basis of the McLeodUSA, Inc. (McLeod) stock, which was held by Alliant Energy to settle the written call option embedded in the Notes, until the McLeod stock is sold or deemed worthless.

In October 2005, McLeod filed a pre-packaged plan of reorganization under Chapter 11 of the bankruptcy code. Under the pre-packaged plan, all of the existing common and preferred stock will be canceled and holders of that stock will receive no value for such stock. As a result of the pre-packaged plan, Alliant Energy will deem its McLeod stock worthless for tax purposes in 2005.

Under the IRS position, the current interest deduction allowed after the McLeod stock is sold will equal the interest deduction based on the comparable yield interest rate until the McLeod stock is deemed worthless and the current interest deduction allowed after the McLeod stock is deemed worthless will equal the interest paid. This IRS position was supported by a Technical Advice Memorandum (TAM) that was issued by the National Office of the IRS in July 2005.

As of Sep. 30, 2005, Alliant Energy was not able to predict the ultimate outcome of this matter and was vigorously pursuing numerous options that could mitigate a portion or all of the potential adverse impact, if the IRS position prevailed. Alliant Energy has been including disclosures in the MD&A “Other Matters – Other Future Considerations” section of its recent periodic filings regarding the potential impact on its cash requirements from the ultimate resolution of this issue and will continue to update such disclosures in its future filings.

*

* = Redacted information pursuant to Rule 83 confidential treatment request.

Item 15. Exhibits, Financial Statement Schedules, page 131

8. Please consider including in your future filings, the computation of the ratio of earnings to fixed charges and preferred dividend requirements. Although technically required in a registration statement, the staff believes such information may be useful to an existing debt or preferred shareholder. Refer to Items 601(b)(12) and 503(d) of Regulation S-K.

Response – In future filings, Alliant Energy will include the computation of the ratio of earnings to fixed charges and preferred dividend requirements.

* * *

Should any questions arise in connection with this memorandum, or should the Staff desire additional information, please contact John E. Kratchmer, Vice President – Controller and Chief Accounting Officer, at (608) 458-3413 or Chet A. Richardson, Deputy General Counsel, at (608) 458-3318 of Alliant Energy, or Jay O. Rothman at (414) 297-5644 or John K. Wilson at (414) 297-5642 of Foley & Lardner LLP.